Exhibit 12

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017

Net earnings before taxes	$649,441	$539,040

Fixed Charges:
Interest expense	38,443	42,143
Amortization of debt expense	1,294	1,636
Rent expense (One-Fourth of all rentals, reasonable approximation of the interest factor)	377	386
Total fixed charges	40,114	44,165

Net earnings and fixed charges	$689,555	$583,205

Ratio of Earnings to Fixed Charges	17.2	13.2